Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regal Entertainment Group:

We consent to the incorporation by reference in the registration statements (No. 333-87958, 333-127367, and 333-181318) on Form S-8 and (No. 333-182383) on Form S-3 of Regal Entertainment Group of our report dated March 2, 2015, with respect to the consolidated balance sheets of Regal Entertainment Group and subsidiaries as of January 1, 2015 and December 26, 2013, and the related consolidated statements of income, comprehensive income, deficit, and cash flows for each of the years in the three-year period ended January 1, 2015, and the effectiveness of internal control over financial reporting as of January 1, 2015, which report appears in the January 1, 2015 annual report on Form 10‑K of Regal Entertainment Group.

/s/ KPMG LLP
Knoxville, Tennessee
March 2, 2015